EXHIBIT 99.1
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                                 [LOGO - VIKING]



PRESS RELEASE
FOR IMMEDIATE RELEASE
FEBRUARY 26, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES SUCCESSFUL ACQUISITION
OF KEYWEST ENERGY CORPORATION
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CALGARY, FEBRUARY 26, 2003 - (VKR.UN) Viking Energy Royalty Trust ("Viking")
announces the completion of the acquisition of KeyWest Energy Corporation ("KeyWest) (KWE - TSX) pursuant to a court approved plan of arrangement. The arrangement was approved by the shareholders of KeyWest at a special meeting held on February 25, 2003. The final order of the Court of Queen's Bench of Alberta was also granted on February 25, 2003.

KeyWest shareholders elected to receive cash for their KeyWest shares in excess of the maximum cash available under the arrangement of $66 million. As a result, a KeyWest shareholder who elected to receive cash will receive $1.75 in cash and
0.2708 of a Viking Trust Unit for each KeyWest share. KeyWest shareholders who elected to receive only Viking Trust Units will receive 0.5214 Trust Units for each KeyWest share.

Pursuant to the final arrangement, Viking has issued approximately 24.89 million Trust Units and $66 million in cash for the KeyWest common shares. This transaction is the first acquisition since the management internalization of Viking, and as a result no acquisition fees were payable.

KeyWest shareholders will also receive, for each ten shares of KeyWest, one share of Luke Energy Ltd., a newly incorporated company, which will hold Alberta exploration and development properties, including approximately 11,720 net acres of undeveloped land and daily production of approximately 160 barrels of oil equivalent per day.

KeyWest shareholders will be eligible to receive Viking's distribution of $0.11 per Unit payable on March 17, 2003 to Unitholders of record on February 28, 2003.

With the completion of the plan of arrangement, the maturity date of Viking's 10.5% extendible convertible unsecured subordinated debentures issued on January 15, 2003 has been automatically extended from April 30, 2003 to January 31, 2008.

This news release contains forward-looking information and the reader is cautioned that some estimates are used and may prove to be incorrect. Actual results realized may vary from the information provided in this presentation. As a result, there is no representation by Viking or KeyWest that actual results realized in the future will be the same in whole or in part as those presented herein.

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This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The Viking Trust Units offered pursuant to the business combination will not be and have not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. With the acquisition of KeyWest, Viking is currently producing approximately 20,000 BOE per day, of which 65% is oil. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 80,314,856 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $75-million principal amount of 10.5-per-cent extendible convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".


For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       c/o Viking Management Ltd.
                                        Suite 400, 330-5th Avenue S.W.
Wayne King                              Calgary, Alberta, T2P 0L4
Senior Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations


         For further information regarding Viking Energy Royalty Trust, visit our website at
                              www.vikingenergy.com